UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)

                       America Online Latin America, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    02365B100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Paul T. Cappuccio, Esq.
                  Executive Vice President and General Counsel
                                Time Warner Inc.
                             One Time Warner Center
                            New York, New York 10019
                                 (212) 484-8000


                                    Copy to:

                              Peter S. Malloy, Esq.
                         Simpson Thacher & Bartlett LLP
                              425 Lexington Avenue
                            New York, New York 10017
                                 (212) 455-2000
--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 30, 2004
--------------------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

CUSIP No. 02365B100                                                Page 2 of 28

--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSON

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

                Time Warner Inc.                        13-4099534
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                        (a) [x]
                        (b) [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY:

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS:

                OO
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                        [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION:

                Delaware
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 NUMBER OF            7         SOLE VOTING POWER

  SHARES                              88,378,426(1)
                     ---------- ------------------------------------------------
BENEFICIALLY         ---------- ------------------------------------------------
                                SHARED VOTING POWER
 OWNED BY             8
                                      136,551,706(2)
  EACH               ---------- ------------------------------------------------
                     ---------- ------------------------------------------------
 REPORTING            9         SOLE DISPOSITIVE POWER

PERSON WITH                           88,378,426
                     ---------- ------------------------------------------------
                     ---------- ------------------------------------------------
                      10        SHARED DISPOSITIVE POWER

                                      136,791,706(3)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                   225,170,132
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
 12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES:  [x]

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                   70.3%(4)
--------- ----------------------------------------------------------------------
------------------------------------
1 Represents 44,150,105 shares of Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), of America Online Latin America, Inc. ("AOL-LA") into which (ultimately) the $160,000,000 11% senior convertible notes owned by Time Warner Inc. ("Time Warner"), are immediately convertible at an initial conversion price of $3.624 plus 44,228,321 shares of Class A Common Stock into which (ultimately) 44,228,321 shares of Series B Redeemable Convertible Preferred Stock ("Series B Preferred Stock") owned by Time Warner are immediately convertible on a one-for-one basis.

2 Calculated pursuant to Rule 13d-3, includes (i) 40,169,780 shares of Class A Common Stock owned by America Online, Inc. ("AOL"), (ii) 79,840,676 shares of Class A Common Stock into which (ultimately) 79,840,676 shares of Series B Preferred Stock owned by AOL are immediately convertible on a one-for-one basis and (iii) 16,541,250 shares of Class A Common Stock issuable upon exercise of AOL's immediately exercisable warrant.

3    Calculated  pursuant  to  Rule  13d-3,   includes  the  136,551,706  shares
     described in number 8 above plus 240,000 shares of Class A Common Stock issuable upon exercise of certain employee options issued by AOL-LA.

CUSIP No. 02365B100                                                Page 3 of 28
--------- ----------------------------------------------------------------------
 14       TYPE OF REPORTING PERSON:

                   HC, CO
--------- ----------------------------------------------------------------------
------------------------------------
4. For purposes of beneficial ownership calculation under Rule 13d-3, the number of outstanding shares includes: (i) the 135,288,388 shares of Class A Common Stock outstanding (including 40,169,780 shares of Class A Common Stock owned by AOL) as of May 10, 2004 based on AOL-LA's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed on May 17, 2004,
     (ii) 79,840,676 shares of Class A Common Stock into which (ultimately) 79,840,676 shares of Series B Preferred Stock owned by AOL are immediately convertible on a one-for-one basis, (iii) 16,541,250 shares of Class A Common Stock issuable upon exercise of AOL's immediately exercisable warrant, (iv) 240,000 shares of Class A Common Stock issuable upon exercise of certain AOL-LA employee options, (v) 44,150,105 shares of Class A Common Stock issuable upon conversion of Time Warner's $160,000,000 11% senior convertible notes and (vi) 44,228,321 shares of Class A Common Stock into which (ultimately) 44,228,321 shares of Series B Preferred Stock owned by Time Warner are immediately convertible on a one-for-one basis.

CUSIP No. 02365B100                                                Page 4 of 28
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSON

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

                America Online, Inc.                      54-1322110
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                        (a) [x]
                        (b) [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY:
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS:

                Not Applicable
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                        [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION:

                   Delaware
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 NUMBER OF            7       SOLE VOTING POWER

  SHARES                          0
                     -------- --------------------------------------------------
BENEFICIALLY         -------- --------------------------------------------------
                              SHARED VOTING POWER
 OWNED BY             8
                                  136,551,706(1)
  EACH               -------- --------------------------------------------------
                     -------- --------------------------------------------------
 REPORTING            9       SOLE DISPOSITIVE POWER

PERSON WITH                       0
                     -------- --------------------------------------------------
                     -------- --------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                                  136,791,706(2)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                   136,791,706
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
 12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES:  [ x ]

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                    59.0%(3)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
 14       TYPE OF REPORTING PERSON:

               CO
--------- ----------------------------------------------------------------------
------------------------------------
1 Calculated pursuant to Rule 13d-3, includes (i) 40,169,780 shares of Class A Common Stock owned by AOL, (ii) 79,840,676 shares of Class A Common Stock in which (ultimately) 79,840,676 shares of Series B Preferred Stock owned by AOL are immediately convertible on a one-for-one basis and (iii) 16,541,250 shares of Class A Common Stock issuable upon exercise of AOL's immediately exercisable warrant.

2    Calculated  pursuant  to  Rule  13d-3,   includes  the  136,551,706  shares
     described in number 8 above plus 240,000 shares of Class A Common Stock issuable upon exercise of certain AOL-LA employee options.

3 For purposes of beneficial ownership calculation under Rule 13d-3, the number of outstanding shares includes: (i) the 135,288,388 shares of Class A Common Stock outstanding (including 40,169,780 shares of Class A Common Stock owned by AOL) as of May 10, 2004 based on AOL-LA's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed on May 17, 2004,
     (ii) 79,840,676 shares of Class A Common Stock into which (ultimately) 79,840,676 shares of Series B Preferred Stock owned by AOL are immediately


CUSIP No. 02365B100                                                Page 5 of 28

     convertible on a one-for-one basis, (iii) 16,541,250 shares of Class A Common Stock issuable (ultimately) upon exercise of AOL's immediately exercisable warrant and (iv) 240,000 shares of Class A Common Stock issuable upon exercise of certain AOL-LA employee options.

CUSIP No. 02365B100                                                Page 6 of 28

     Time Warner Inc., a Delaware corporation that was formerly named AOL Time Warner Inc. ("Time Warner"), and its wholly-owned subsidiary, America Online, Inc., a Delaware corporation ("AOL") (collectively, the "Reporting Persons"), hereby file this Amendment No. 11 to amend and restate in its entirety the statement on Schedule 13D (as so amended and restated, this "Statement") originally filed on August 22, 2000 and amended on January 22, 2001 and February 27, 2001, further amended and restated in its entirety on April 13, 2001 and further amended on April 5, 2002, June 17, 2002, August 29, 2002, October 18, 2002, January 24, 2003, May 6, 2003 and October 14, 2003, with respect to the shares of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of America Online Latin America, Inc., a Delaware corporation ("AOL-LA"). As provided in the Joint Filing Agreement filed as Exhibit 7 to Amendment No. 1 filed on January 22, 2001, the Reporting Persons have agreed pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to file one statement on Schedule 13D with respect to their beneficial ownership of the Class A Common Stock.

Item 1. Security and Issuer

     This Statement relates to the Class A Common Stock of AOL-LA. The address of the principal executive office of AOL-LA is 6600 N. Andrews Avenue, Suite 400, Fort Lauderdale, Florida 33309.

Item 2. Identity and Background

     This Statement is being filed by Time Warner, a Delaware corporation having its principal executive offices at One Time Warner Center, New York, New York 10019, and AOL, a Delaware corporation having its principal executive offices at 22000 AOL Way, Dulles, Virginia 20166. The Reporting Persons may be deemed members of a "group" (as such term is defined pursuant to Regulation 13D under the Exchange Act) that may be deemed to have been formed by (i) the Reporting Persons and (ii) Gustavo A. Cisneros, Ricardo J. Cisneros, Aspen Investments LLC, a Delaware limited liability company ("Aspen"), and Atlantis Investments LLC, a Delaware limited liability company ("Atlantis" and, together with Aspen, "ODC") (collectively, the "Cisneros Group"), by virtue of the agreements among the Reporting Persons and the Cisneros Group described elsewhere in this Statement. In addition, a "group" may be deemed to have been formed by the Reporting Persons, the Cisneros Group, and Banco Itau S.A., a Brazilian Sociedade Anonima ("Banco Itau"), Banco Itau's affiliate, Banco Banerj, S.A., a Brazilian Sociedade Anonima ("Banco Banerj"), Banco Itau S.A.-Cayman Branch, a Brazilian Sociedade Anonima ("Banco Itau -Cayman"), and Itau Bank Limited, a Cayman limited liability company ("Itau Bank Limited") (collectively, the "Banco Itau Reporting Persons"), by virtue of the agreements among the Reporting Persons, the Cisneros Group and the Banco Itau Reporting Persons described elsewhere in this Statement. The addresses of the Cisneros Group and the Banco Itau Reporting Persons are set forth in Schedule I to this Statement.

     The  Reporting  Persons  disclaim   beneficial   ownership  of  any  AOL-LA
securities owned directly or indirectly by the Cisneros Group and the Banco Itau Reporting Persons.

     Time Warner is a leading media and entertainment company. It classifies its businesses into the five fundamental areas: AOL, Cable, Filmed Entertainment, Networks and Publishing. AOL is a wholly owned subsidiary of Time Warner. AOL is the world's leader in interactive services.

CUSIP No. 02365B100                                                Page 7 of 28

     To the best knowledge of the Reporting Persons as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of each Reporting Person, and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Schedules II and III hereto. The information contained in Schedules II and III is incorporated herein by reference.

     During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of their executive officers or directors listed in Schedules II and III hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     Except as provided in Item 5 of this Statement, to the best knowledge of the Reporting Persons, no directors or officers of the Reporting Persons have legal or beneficial ownership of any shares of Class A Common Stock.

Item 3. Source and Amount of Funds or Other Consideration

     Prior to August 7, 2000, the effective date of AOL-LA's initial public offering of its Class A Common Stock (the "Offering"), the business of AOL-LA was conducted by affiliates of AOL Latin America, S.L. AOL Latin America, S.L. is a limited liability company that was organized in Spain in December 1998. AOL Latin America, S.L. was formed by AOL and the Cisneros Group, as a joint venture in which:

     (i) AOL contributed royalty free license rights and other rights and services in exchange for its ownership interest (such contribution was recorded at AOL's historical cost basis, which was zero); and

     (ii) the Cisneros Group contributed an aggregate amount of approximately $100.1 million in exchange for its ownership interest.

     In addition, AOL and the Cisneros Group each contributed $32.5 million to AOL Latin America, S.L. through July 2000, and each paid AOL-LA an additional $17.5 million before December 31, 2000.

     Immediately before the effectiveness of the Offering, AOL-LA became the holding company of, and indirectly acquired all of, AOL Latin America, S.L. and its affiliates through a corporate reorganization (the "Reorganization"). Pursuant to the Reorganization, (i) AOL and the Cisneros Group exchanged their ownership interests in the two holding companies that owned AOL Latin America, S.L. and its affiliates for 101,858,334 shares of AOL-LA's Series B Redeemable Convertible Preferred Stock, par value $0.01 per share ("Series B Preferred Stock"), and 99,861,910 shares of Series C Redeemable Convertible Preferred Stock, par value $0.01 per share ("Series C Preferred Stock"), respectively and
(ii) AOL-LA issued a warrant to AOL (the "AOL Warrant") to purchase 16,541,250 shares of AOL-LA stock in any combination

CUSIP No. 02365B100                                                Page 8 of 28

of Series B Preferred Stock, Class A Common Stock or Class B Common Stock, par value $0.01 per share ("Class B Common Stock"), at a per share exercise price equal to the Offering price of $8.00. AOL did not pay any additional consideration to AOL-LA upon the issuance and delivery of the AOL Warrant to AOL.

     In addition, on August 11, 2000, each of AOL and the Cisneros Group purchased 4,000,000 shares of Class A Common Stock in the Offering at the $8.00 Offering price. AOL purchased its shares using funds from its working capital.

     The Banco Itau Reporting Persons purchased 31,700,000 shares of Class A Common Stock pursuant to the Regulation S Stock Subscription Agreement, dated June 12, 2000, between AOL-LA, Banco Itau and Banco Banerj. In addition, pursuant to the Stock Purchase Agreement, dated as of March 30, 2001, by and among AOL-LA, AOL, Aspen, Atlantis and Banco Itau-Cayman (the "Stock Purchase Agreement"), AOL purchased 14,152,122 shares of Series B Preferred Stock, each of Aspen and Atlantis purchased 6,805,017 shares of Series C Preferred Stock and Banco Itau-Cayman purchased 4,237,840 additional shares of Class A Common Stock, each at a price of $4.6875.

     Currently, no shares of AOL-LA's Class B Common Stock or shares of AOL-LA's Class C Common Stock, $0.01 par value per share (the "Class C Common Stock"), are outstanding. For the purposes hereof, the term "B Stock" refers collectively to Series B Preferred Stock and Class B Common Stock, and the term "C Stock" refers collectively to Series C Preferred Stock and Class C Common Stock.

     On March 11, 2002, April 23, 2002, May 28, 2002, July 10, 2002,  August 12,
2002, October 18, 2002, November 27, 2002 and December 30, 2002, Time Warner purchased at par value $17,300,000, $13,000,000, $15,000,000, $13,000,000,
$13,000,000, $9,500,000, $12,200,000 and $67,000,000 aggregate principal amount, respectively, of AOL-LA's 11% Senior Convertible Notes due 2007 (collectively, the "Convertible Notes") pursuant to a Note Purchase Agreement, dated as of March 8, 2002, by and between AOL-LA and Time Warner (as amended from time to time, the "Note Purchase Agreement"), described in Items 4 and 6 of this Statement, using funds from Time Warner's working capital. Time Warner has no further obligation to purchase notes under the Note Purchase Agreement.

     In accordance with the terms of the Convertible Notes, on September 30, 2002, December 31, 2002, March 31, 2003, June 30, 2003, September 30, 2003,
December 31, 2003,  March 31, 2004 and June 30, 2004,  AOL-LA issued  5,681,975,
5,183,668, 10,513,739,  6,962,267, 4,037,502, 3,024,732, 2,878,713 and 5,945,725
shares, respectively, of Series B Preferred Stock to Time Warner as payment of interest due as of such date on the aggregate principal amount of Convertible Notes outstanding at such time.

     On January 10, 2003, AOL converted 32,328,736 shares of Series B Preferred Stock into 32,328,736 shares of Class A Common Stock and, on January 13, 2003, AOL converted an additional 3,841,044 shares of Series B Preferred Stock into 3,841,044 shares of Class A Common Stock (collectively, the "Conversion"). The Conversion was made in response to a request received from AOL-LA that AOL convert a sufficient number of shares of preferred stock into shares of Class A Common Stock to assist AOL-LA in its efforts to remain listed on the Nasdaq SmallCap Market. A similar request was made to ODC and, in response, ODC converted 31,895,292 shares of Series C Preferred Stock into 31,895,292 shares of Class A

CUSIP No. 02365B100                                                Page 9 of 28

Common Stock on January 10, 2003, and 3,387,115 shares of Series C Preferred Stock into 3,387,115 shares of Class A Common Stock on January 13, 2003. The Conversion reduced the number of shares of Series B Preferred Stock required to be owned by AOL, Time Warner and their wholly owned affiliates and employees in order to avoid a "Class B Triggering Event" (as defined in AOL-LA's Fourth Restated Certificate of Incorporation, as amended from time to time) by the number of shares of Series B Preferred Stock so converted.

Item 4. Purpose of Transaction

     The information set forth or incorporated by reference in Items 2, 3, 5, 6 and 7 is hereby incorporated herein by reference.

     AOL and Time Warner, along with the Cisneros Group, exercise their control over AOL-LA through several instruments and agreements, including (i) a Second Amended and Restated Stockholders' Agreement, dated as of March 8, 2002, among AOL, ODC and AOL-LA (the "Second Amended and Restated Stockholders' Agreement"),
(ii) an Amended and Restated Registration Rights and Stockholders' Agreement (the "Banco Itau Registration Rights Agreement"), dated as of March 30, 2001, among AOL-LA, the Banco Itau Reporting Persons and, for limited purposes, AOL and ODC, (iii) AOL-LA's Fourth Restated Certificate of Incorporation, as amended from time to time (the "Charter"), (iv) AOL-LA's Amended and Restated By-laws (the "By-laws"), and (v) the Note Purchase Agreement (collectively, the "Governing Documents"). In addition, AOL has entered into various agreements relating to the equity securities issued by AOL-LA, including the Stock Purchase Agreement and the Second Amended and Restated Registration Rights Agreement, dated as of March 8, 2002, by and among AOL-LA, Time Warner, AOL, Aspen, and Atlantis (the "Second Amended and Restated AOL-ODC Registration Rights Agreement") (as described in Item 6 of this Statement).

     The Second Amended and Restated Stockholders' Agreement contains various provisions that affect the way AOL-LA operates its business and governs many important aspects of the relationships among AOL, AOL-LA, the Cisneros Group and, for limited purposes, Time Warner.

     Pursuant to the Second Amended and Restated Stockholders' Agreement, AOL, Time Warner and ODC agreed to vote all of their shares of AOL-LA capital stock to elect the directors nominated by the Special Committee (as defined below in this Item 4) for election by the holders of all shares of AOL-LA's outstanding capital stock, voting together. In addition, under the Banco Itau Registration Rights Agreement, AOL and ODC agreed to vote their shares of AOL-LA capital stock in favor of an individual nominated by Banco Itau to serve as one of the above-mentioned directors.

     The Second Amended and Restated Stockholders' Agreement also provides that AOL and ODC may admit one or more additional principal stockholders to AOL-LA. Any such additional stockholder would either receive new shares of AOL-LA capital stock or would acquire shares owned by AOL or ODC. If such new stockholder is a Strategic Partner (as such term is defined in the Second Amended and Restated Stockholders' Agreement, a copy of which is filed as
Exhibit 9 to this Statement), ODC's ownership interest in AOL-LA will be reduced at a disproportionately greater rate than AOL's ownership interest in AOL-LA. To achieve the reduction, for example, either AOL-LA or AOL could purchase shares held by the Cisneros Group at their then fair market value.

CUSIP No. 02365B100                                                Page 10 of 28

     The Second Amended and Restated Stockholders' Agreement also provides that, in the event that shares of Series B Preferred Stock are held by an entity other than AOL, Time Warner or a wholly-owned affiliate of Time Warner or shares of Series C Preferred Stock are held by an entity other than ODC or a wholly-owned affiliate of ODC, Gustavo A. Cisneros, Ricardo J. Cisneros and/or their lineal descendents and/or any trusts for the benefit of such persons, then all shares transferred to or held by such entity are required to be converted from Series B Preferred Stock or Series C Preferred Stock, as applicable, into that number of shares of Class B Common Stock or Class C Common Stock, as applicable, into which such shares are then convertible, and any shares of Class B Common Stock or Class C Common Stock held by such entity (including such shares of Class B Common Stock and Class C Common Stock issued upon conversion of Series B Preferred Stock or Series C Preferred Stock, as applicable) are required to be converted into that number of shares of Class A Common Stock into which such shares are then convertible.

     Pursuant to the Charter, holders of Class A Common Stock are each entitled to one vote per share, while holders of B Stock and C Stock are each entitled to ten votes per share and have been granted the exclusive right to vote on a number of significant provisions of the Charter and the By-laws.

     The actions set forth below require a majority vote of B Stock and C Stock, each voting separately as a class:

     (a) amending or repealing the provisions of the Charter relating to (i) the expansion of AOL-LA's business beyond PC-, TV- or wireless-based services, (ii) the extent to which AOL-LA's stockholders, including AOL and the Cisneros Group, may compete with AOL-LA for business, (iii) access to corporate opportunities that may be taken by AOL and the Cisneros Group, (iv) the limitation of AOL's and the Cisneros Group's liability to AOL-LA if AOL and the Cisneros Group appropriate AOL-LA's corporate opportunities, (v) AOL-LA's indemnification of AOL and the Cisneros Group, as well as any of their officers, directors, agents, stockholders, members, partners, affiliates or subsidiaries, if they incur damages for lawsuits based on claims that they breached their fiduciary duty to AOL-LA by appropriating AOL-LA's corporate opportunities, (vi) the terms of AOL-LA's authorized capital stock, including voting, dividend and conversion rights, (vii) the election and removal of AOL-LA's directors, (viii) the Special Committee, and (ix) the initiation of litigation that is adverse to either AOL or the Cisneros Group;

     (b) amending the provisions of the By-laws, as they relate to AOL-LA's Board of Directors (the "Board") and its committees and the indemnification of AOL-LA's officers and directors; and

     (c) unless otherwise required under Delaware law or waived by holders of a majority of the outstanding shares of B Stock or C Stock, approving (i) the merger, consolidation, dissolution or liquidation of AOL-LA, (ii) any issuance of, or change in, any of the capital stock of AOL-LA, (iii) the transfer of any material assets of AOL-LA, (iv) any transactions or series of transactions in which AOL-LA acquires control over any other person, (v) the establishment of any entity by AOL-LA, (vi) the adoption or modification of business plans, annual budgets, forecasts or business projections of AOL-LA (vii) AOL-LA's establishment of, or any significant modification to, any investment or cash management policy, (viii) AOL-LA's discontinuance of any material business activity, (ix) AOL-LA's entering into

CUSIP No. 02365B100                                                Page 11 of 28

any partnership, joint venture or consortium, (x) AOL-LA's entering into material agreements outside the ordinary course of its business, and (xi) AOL-LA's filing for bankruptcy or its decision not to prevent or oppose an involuntary filing for bankruptcy.

     For as long as any shares of B Stock or C Stock remain outstanding, the holders of Class A Common Stock and the Board will have no voting rights on the matters set forth in item (a) or (b) above, unless required under Delaware law.

     The voting rights for the election of the 14 members of the Board are as follows: (a) the holders of B Stock are entitled to elect five directors (each a "Class B Director"), (b) the holders of C Stock are entitled to elect five directors (each a "Class C Director"), and (c) the holders of all shares of AOL-LA's outstanding capital stock, voting together as a single class, are entitled to elect the remaining four directors (each a "Class A Director"). Banco Itau is entitled to nominate one of these four Class A Directors.

     Pursuant to the Charter, AOL-LA established a two-member committee of the Board consisting of one Class B Director and one Class C Director (the "Special Committee"). The Special Committee will evaluate corporate actions such as:

     (a) amendments to the Charter, By-laws, the Second Amended and Restated Stockholders' Agreement or the Second Amended and Restated AOL-ODC Registration Rights Agreement;

     (b)  the merger, consolidation, dissolution or liquidation of AOL-LA;

     (c)  any issuance of, or change in, any capital stock of AOL-LA;

     (d)  the transfer of any material assets of AOL-LA;

     (e) any transaction or series of transactions involving the acquisition of any interest in another entity;

     (f) the entry into any contract relating to advertising, electronic commerce, partner marketing, content, brand marketing or subscriber acquisition (the "Core Contracts") involving cash payments to AOL-LA in excess of $1,500,000 or non-cash payments to AOL-LA, or cash payments by AOL-LA, in excess of $750,000;

     (g) the entry into any Core Contract to purchase media advertising for amounts in excess of $2,000,000;

     (h) the entry into any Core Contract to purchase compact discs for the marketing of the products and services of AOL-LA for amounts in excess of $5,000,000;

     (i)  the  entry  into  any   contract   relating   to  the   provision   of
          telecommunications connectivity;

CUSIP No. 02365B100                                                Page 12 of 28

     (j)  the entry into any contract,  other than a Core Contract or a contract
          relating  to  the   provision  of   telecommunications   connectivity,
          involving payments in excess of $250,000;

     (k) any transaction involving any debt incurred by AOL-LA (other than trade payables incurred in the ordinary course of business, credit card indebtedness incurred in the ordinary course of business or borrowings under credit facilities approved by the Board) and the establishment of any credit facility of AOL-LA;

     (l) any transaction or series of transactions in which AOL-LA acquires control over any other person;

     (m) any transaction or series of transactions which would result in capital expenditures in excess of $250,000;

     (n) any future expenditure in respect of a particular line item in AOL-LA's most recent budget or forecast to the extent that AOL-LA has exceeded such line item;

     (o)  the entry into any contract with a term in excess of three years;

     (p)  the declaration of any dividends on securities of AOL-LA;

     (q) the selection of nominees to be recommended by the Board for election by all outstanding shares of AOL-LA capital stock voting together;

     (r)  the admission of any Strategic Partners;

     (s) the establishment of an executive committee and the appointment or removal of any member of a committee of the Board;

     (t) the launch by AOL-LA of AOL-branded TV- and wireless-based online services in Latin America;

     (u) any third-party transaction or litigation relating to AOL-branded TV- and wireless-based online services or any other platform other than narrow-band PC access online services;

     (v)  the establishment of any entity by AOL-LA;

     (w) litigation by AOL-LA that involves amounts in excess of $100,000 or that is adverse to the rights of either AOL or the Cisneros Group;

     (x) the adoption or modification of the business plans, annual budgets, forecasts or business projections of AOL-LA;

     (y) AOL-LA's establishment of, or any significant modification to, any investment or cash management policies;

CUSIP No. 02365B100                                                Page 13 of 28

     (z)  AOL-LA's discontinuance of any material business activity;

     (aa) AOL-LA's entering any partnership, joint venture or consortium;

     (bb) AOL-LA's issuance of press releases containing material non-public information;

     (cc) AOL-LA's entering into agreements outside of the ordinary course of its business;

     (dd) AOL-LA's filing for bankruptcy or its decision not to prevent or oppose any involuntary filing for bankruptcy;

     (ee) the adoption or material amendment to any employee benefit plan (other than plans covering health, medical or life insurance) or executive compensation plan or severance payment;

     (ff) the hiring or firing of vice presidents or above, or the increasing of the compensation of directors or above, or the promotion of any personnel to any position of director or above;

     (gg) the expansion of AOL-LA's business beyond its core business activities in Latin America;

     (hh) the public release of any material new product or service by AOL-LA;

     (ii) any transaction between AOL-LA and either AOL or ODC; and

     (jj) any change to the terms of outstanding stock rights that have been granted pursuant to an approved stock option plan.

     Each of these actions requires the unanimous approval of the Special Committee before being submitted for approval by the Board. Because of their role in choosing the members of the Special Committee, both AOL and the Cisneros Group effectively have the power to veto these corporate actions. If either AOL or the Cisneros Group loses its right to representation on the Special Committee, the Special Committee will be dissolved. If the Special Committee is dissolved, the approval of the Board as a whole will be required to approve any corporate actions previously evaluated by the Special Committee.

     In addition, any amendment to the Charter, other than those over which the holders of B Stock and C Stock have exclusive voting rights, must be approved by the affirmative vote of 75% of the voting power of AOL-LA's outstanding capital stock. Amendments that would adversely alter or change the powers, preferences or special rights of any class or series of AOL-LA's capital stock must also be approved by the affirmative vote of the holders of a majority of the outstanding shares of B Stock and C Stock, each voting separately as a class.

     Further, the By-laws may be amended by a majority vote of the Board, subject to the prior approval of the Special Committee. Unless the holders of B Stock or C Stock have exclusive rights to vote on the amendment, the By-laws may also be amended after obtaining the

CUSIP No. 02365B100                                                Page 14 of 28

following: (i) the affirmative vote of a majority of the voting power of all of AOL-LA's capital stock, voting as a single class, (ii) the affirmative vote of a majority of the B stock voting together as a single class, but only if a Class B Director is entitled to be a member of the Special Committee, and (iii) the affirmative vote of a majority of the C Stock, voting together as a single class, but only if a Class C Director is entitled to be a member of the Special Committee.

     In March 2002, Time Warner entered into the Note Purchase Agreement with AOL-LA and, from March 2002 through December 2002, Time Warner purchased
$160,000,000 aggregate principal amount of AOL-LA's Convertible Notes. As further described in Item 6, the Convertible Notes are convertible into shares of Series B Preferred Stock of AOL-LA, and ultimately convertible into shares of Class A Common Stock of AOL-LA at the conversion price of $3.624 per share, subject to adjustment in accordance with their terms for certain dilutive transactions, stock splits and other similar events. AOL-LA pays interest on the Convertible Notes issued pursuant to the Note Purchase Agreement quarterly in arrears. Such interest is paid, at AOL-LA's option, subject to certain limitations, in cash or through the issuance of Applicable Shares (as defined in Item 6) of AOL-LA capital stock.

     As further described in Item 6, the Reporting Persons' investments in AOL-LA are expected to increase as a result of the payment from time to time of interest on the Convertible Notes in the form of shares of AOL-LA capital stock and the payment from time to time of dividends on preferred stock held by the Reporting Persons in the form of additional shares of capital stock.

     In its Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 ("Form 10-Q"), AOL-LA stated that it anticipated its cash on hand of $29.3 million as of March 31, 2004 will be sufficient to fund its operations into the first quarter of 2005, based upon its current operating budget and subject to a number of risks an uncertainties that are described in its Annual Report on form 10-K for the year ended December 31, 2003. AOL-LA further stated in the Form 10-Q that it continued to explore various opportunities that could provide it with additional capital resources in the future to achieve operating cash flow self-sufficiency and to repay the Convertible Notes, which are due in March 2007.

     Each Reporting Person intends to review its investment in AOL-LA on a continuing basis and, subject to the limitations set forth in the applicable Governing Documents, reserves the right to (i) acquire additional securities of and/or increase its level of investment and control in AOL-LA, through acquisitions in the open market or in privately negotiated transactions with AOL-LA or third parties or otherwise, (ii) maintain its holdings and control rights at current levels, (iii) sell or otherwise dispose of all or a portion of its holdings in the open market or in privately negotiated transactions or otherwise reduce its level of investment or control in AOL-LA, (iv) alter, waive or modify its existing rights with respect to AOL-LA and the securities owned by the Reporting Persons or (v) alter existing or enter into new commercial or strategic arrangements with AOL-LA. Any such actions will depend upon, among other things: the availability of such securities for purchase, or the ability to sell such securities, at satisfactory price levels; the continuing evaluation of AOL-LA's business, financial condition, operations and prospects; general market, economic and other conditions; the relative attractiveness of alternative business and investment opportunities; the availability of financing; the actions of the management, Board and controlling stockholders of AOL-LA; and other developments.

CUSIP No. 02365B100                                                Page 15 of 28

     Except as set forth elsewhere in this Statement, neither Time Warner nor AOL has any current plans or proposals which relate to or would result in any of the actions requiring disclosure pursuant to Item 4 of this Statement, although Time Warner and AOL do not rule out the possibility of effecting or seeking to effect any such actions in the future.

     References to, and descriptions of, the Note Purchase Agreement, the Convertible Notes, the Charter, the By-laws, the Second Amended and Restated AOL-ODC Registration Rights Agreement, the Second Amended and Restated
Stockholders Agreement and the Banco Itau Registration Rights Agreement are qualified in their entirety by reference to the copies of such documents filed as exhibits to this Statement, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

Item 5. Interest in Securities of the Issuer

     The information set forth or incorporated by reference in Items 2, 3, 4, 6 and 7 is hereby incorporated herein by reference.

     As of May 10, 2004, based on AOL-LA's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed on May 17, 2004, there were 135,288,388 shares of Class A Common Stock outstanding. No shares of AOL-LA's Class B Common Stock or Class C Common Stock were outstanding. For purposes of Rule 13d-3 under the Exchange Act, the Class A Common Stock issuable, directly or indirectly, upon conversion of the Series B Preferred Stock currently held by AOL, upon exercise of the AOL Warrant, and upon exercise by the Employees (defined below) of their options, (i) with respect to percentage ownership calculations made herein for AOL, increase the number of Class A Common Stock outstanding to 231,910,3141 and (ii) together with the 88,378,426 shares of Class A Common Stock issuable, directly or indirectly, upon conversion of (x) the Convertible Notes and (y) the 44,228,321 shares of Series B Preferred Stock issued to Time Warner by AOL-LA as payment of interest due on the Convertible Notes with respect to percentage ownership calculations made herein for Time Warner, increase the number of Class A Common Stock outstanding to 320,288,740.

     As of the date hereof, the Reporting Persons (i) beneficially own 40,169,780 shares of Class A Common Stock held by AOL and (ii) pursuant to Rule 13d-3(a) promulgated under the Exchange Act, may be deemed to beneficially own an additional 96,381,926 shares of Class A Common Stock, which are issuable upon conversion, directly or indirectly, of all of the shares of Series B Preferred Stock held by AOL and upon exercise of the AOL Warrant. Shares of Series B Preferred Stock are convertible into shares of Class B Common Stock at any time, initially on a one-for-one basis, and such Class B Common Stock is convertible into Class A Common Stock at any time, initially on a one-for-one basis.

     Pursuant to Rule 13d-3(a) promulgated under the Exchange Act, the Reporting Persons may also be deemed to beneficially own options to purchase an aggregate of 240,000 shares of Class A Common Stock. As stated in Item 6 below, upon consummation of the

------------------------------------
1 Includes (i) the 135,288,388 shares of Class A Common Stock outstanding (including 40,169,780 shares of Class A Common Stock owned by AOL), (ii)
     79,840,676 shares of Class A Common Stock into which (ultimately) 79,840,676 shares of Series B Preferred Stock owned by AOL are immediately convertible on a one-for-one basis, (iii) 16,541,250 shares of Class A Common Stock issuable upon exercise of AOL's immediately exercisable warrant and (iv) 240,000 shares of Class A Common Stock issuable upon exercise of certain AOL-LA employee options.

CUSIP No. 02365B100                                                Page 16 of 28

Offering, J. Michael Kelly and Gerald Sokol, Jr., employees of AOL, were each granted an option to purchase 60,000 shares of Class A Common Stock in connection with their appointment to the Board. David Gang and Joseph Ripp, employees of AOL (each an "Employee" and along with Messrs. Kelly and Sokol, the "Employees"), were each granted an option to purchase 60,000 shares of Class A Common Stock in connection with their appointment to the Board. Under the Reporting Persons' conflicts of interest standards, each such Employee must transfer the economic benefit of his options to AOL. Although each such Employee is the record holder of the option, AOL and Time Warner hold or share the disposition power with respect to all of the shares of Class A Common Stock underlying the options. The filing of this Statement and any amendment, however, shall not be construed as an admission for the purposes of Sections 13(d) and 13(g) of the Exchange Act and Regulation 13D-G promulgated thereunder that any of such Employees is the beneficial owner of any securities of AOL-LA other than the options and shares of Class A Common Stock underlying the options issued to such Employee.

     Pursuant to Rule 13d-3(a) promulgated under the Exchange Act, Time Warner may also be deemed to beneficially own an additional 88,378,426 shares of Class A Common Stock which are issuable upon conversion, directly or indirectly, of
(i) the Convertible Notes at the conversion price of $3.624 per share, as the same may be adjusted in accordance with the terms of the Convertible Notes and
(ii) the shares of Series B Preferred Stock issued to Time Warner by AOL-LA as payment of interest due on the Convertible Notes. As further described in Item 6, the Convertible Notes are convertible at any time into Applicable Shares (as defined in Item 6 of this Statement), which may be shares of Series B Preferred Stock or Class A Common Stock, in any case at a conversion price of $3.624 per share.

     AOL and Time Warner have shared power to vote and dispose of 40,169,780 shares of Class A Common Stock held by AOL, the 79,840,676 shares of Class A Common Stock issuable upon conversion, directly or indirectly, of all of the Series B Preferred Stock held by AOL, and 16,541,250 shares of Class A Common Stock issuable upon exercise of the AOL Warrant. AOL and Time Warner share the power to dispose of the 240,000 shares of Class A Common Stock issuable upon exercise of the stock options that were granted to the Employees. Time Warner has sole power to vote and dispose of the 88,378,426 shares of Class A Common Stock that are issuable upon conversion, directly or indirectly, of both the Convertible Notes acquired by Time Warner pursuant to the Note Purchase Agreement and the shares of Series B Preferred Stock issued to Time Warner as payment of interest due on the Convertible Notes.

     Consequently, under Rule 13d-3(a), upon conversion of the B Stock held by AOL, the exercise of the AOL Warrant and the exercise of the stock options granted to the Employees, AOL would beneficially own 136,791,706 shares of Class A Common Stock in the aggregate, or approximately 59.0% of the 231,910,314 shares of Class A Common Stock that would be issued and outstanding. Upon conversion of the B Stock held by AOL, the exercise of the AOL Warrant, the exercise of the stock options granted to the Employees, the conversion of the B Stock held by Time Warner and the conversion of the Convertible Notes, Time Warner would beneficially own 225,170,132 shares of Class A Common Stock in the aggregate, or approximately 70.3% of the 320,288,740 shares of Class A Common Stock that would be issued and outstanding. However, assuming (i) the conversion of all B Stock and C Stock, (ii) the conversion of all of the Convertible Notes and (iii) the exercise and conversion of all outstanding warrants and stock options held by the Reporting Persons, AOL and Time Warner would

CUSIP No. 02365B100                                                Page 17 of 28

beneficially own approximately 34.2% and 56.3%, respectively, of the 399,927,442 shares of Class A Common Stock of AOL-LA that would be issued and outstanding.

     Pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, to the extent a "group" is deemed to exist by virtue of the Second Amended and Restated Stockholders' Agreement and the Second Amended and Restated AOL-ODC Registration Rights Agreement (each as defined in Item 6 of this Statement), the Reporting Persons may be deemed to have beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of all of the equity securities of AOL-LA beneficially owned by the Cisneros Group. According to the Cisneros Group's Amendment No. 6 to the statement on Schedule 13D filed on January 17, 2003, members of the Cisneros Group individually beneficially own 35,895,292 shares of Class A Common Stock, 79,518,702 shares of Series C Preferred Stock, which represents all of such Series C Preferred Stock outstanding, and currently exercisable options to purchase 120,000 shares of Class A Common Stock. Shares of Series C Preferred Stock are convertible into AOL-LA's Class C Common Stock at any time, initially on a one-for-one basis, and such Class C Common Stock is convertible into Class A Common Stock at any time, initially on a one-for-one basis. Consequently, upon conversion of the C Stock and the exercise of the options held by the Cisneros Group, the Cisneros Group would beneficially own an aggregate of 115,533,994 shares of Class A Common Stock. Such beneficial ownership represents approximately 28.9% of the 399,927,442 shares of Class A Common Stock that would be issued and outstanding, assuming (i) the conversion of all B Stock and C Stock, (ii) the conversion of all of the Convertible Notes and (iii) the exercise and conversion of all outstanding warrants and stock options held by the Reporting Persons. The Cisneros Group has sole power to vote and dispose of its 35,895,292 shares of Class A Common Stock, 79,518,702 shares of Series C Preferred Stock and currently exercisable options to purchase 120,000 shares of Class A Common Stock. The Reporting Persons disclaim beneficial ownership of any AOL-LA securities owned directly or indirectly by the Cisneros Group.

     Pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, to the extent a "group" is deemed to exist by virtue of the Banco Itau Registration Rights Agreement, the Reporting Persons may be deemed to have beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of all of the equity securities of AOL-LA beneficially owned by the Banco Itau Reporting Persons. According to Banco Itau's Amendment No. 10 to the statement on Schedule 13D filed on November 12, 2003, Banco Itau beneficially owns 35,937,840 shares of Class A Common Stock. Such beneficial ownership represents approximately 9.0% of the 399,927,442 shares of Class A Common Stock that would be issued and outstanding, assuming (i) the conversion of all B Stock and C Stock, (ii) the conversion of all of the Convertible Notes and (iii) the exercise and conversion of all outstanding warrants and stock options held by the Reporting Persons.The Reporting Persons disclaim beneficial ownership of any AOL-LA securities owned directly or indirectly by the Banco Itau Reporting Persons.

     Other than as set forth herein, to the best of the Reporting Persons' knowledge as of the date hereof, (i) neither the Reporting Persons nor any subsidiary or affiliate of the Reporting Persons nor any of the Reporting Persons' executive officers or directors, beneficially owns any shares of Class A Common Stock, and (ii) there have been no transactions in the shares of Class A Common Stock effected during the past 60 days by the Reporting Persons, nor to the

CUSIP No. 02365B100                                                Page 18 of 28

best of the Reporting Persons' knowledge, by any subsidiary or affiliate of the Reporting Persons or any of the Reporting Persons' executive officers or directors.

     References to, and descriptions of, the Note Purchase Agreement, the Convertible Notes, the Second Amended and Restated AOL-ODC Registration Rights Agreement, the Second Amended and Restated Stockholders Agreement and the Banco Itau Registration Rights Agreement are qualified in their entirety by reference to the copies of such documents included as exhibits to this Statement and are incorporated in this Item 5 in their entirety where such references and descriptions appear.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     The information set forth or incorporated by reference in Items 2, 3, 4, 5 and 7 is hereby incorporated herein by reference.

     Upon consummation of the Offering, J. Michael Kelly and Gerald Sokol, Jr., each an employee of AOL, were each granted an option to purchase 60,000 shares of Class A Common Stock in connection with their appointment to the Board at the offering price of $8.00. David Gang and Joseph Ripp, employees of AOL, were each granted an option to purchase 60,000 shares of Class A Common Stock in connection with their appointment to the Board at the offering price of $1.49.

     The Second Amended and Restated Stockholders' Agreement contains restrictions on AOL's and ODC's abilities to compete with AOL-LA and on AOL's, ODC's and Time Warner's abilities to transfer equity securities of AOL-LA, except as permitted by the terms of the Second Amended and Restated Stockholders' Agreement, which provide for a right of first refusal to the non-transferring stockholder if the other stockholder decides to transfer any equity securities of AOL-LA owned by it. The Second Amended and Restated Stockholders' Agreement further states that, in the event of a breach by AOL of its agreement not to compete with AOL-LA as described in the Second Amended and Restated Stockholders' Agreement, ODC may require AOL to purchase all of ODC's equity interest in AOL-LA, for a purchase price equal to the fair market value of such equity interest plus the amount of any damages sustained as a result of such breach. In the event of a breach by ODC of its agreement not to compete with AOL-LA, AOL-LA or AOL shall have the right to purchase all of ODC's equity interest in AOL-LA, for a purchase price equal to the fair market value of such equity interest less the amount of any damages sustained as a result of such breach.

     The Banco Itau Registration Rights Agreement, which provides registration rights for the shares owned by the Banco Itau Reporting Persons, also provides that, in the event that the Banco Itau Reporting Persons decide to sell any of the shares purchased by them pursuant to the Stock Purchase Agreement, they must first offer such shares to AOL-LA, AOL and ODC. The Banco Itau Registration Rights Agreement also provides for rights of participation by the Banco Itau Reporting Persons in certain sales of AOL-LA equity securities to third parties by AOL, ODC and AOL-LA.

     In addition, reference is made to the Second Amended and Restated AOL-ODC Registration Rights Agreement, pursuant to which AOL, Time Warner and ODC were granted rights to cause AOL-LA to register shares of Class A Common Stock purchased by them in the

CUSIP No. 02365B100                                                Page 19 of 28

Offering or issued to them upon conversion of their shares of (i) B Stock upon the exercise of the AOL Warrant, in the case of AOL, (ii) B Stock, in the case of Time Warner or any subsidiary of Time Warner, and (iii) C Stock, in the case of ODC.

     Pursuant to a formula set forth in Section (c)(vi)(A) of the Charter, AOL-LA is obligated to redeem, out of funds legally available therefor, (i) a portion of the outstanding Series B Preferred Stock on August 7, 2005, (ii) an additional portion of the outstanding Series B Preferred Stock on April 2, 2006,
(iii) an additional portion of the outstanding Series B Preferred Stock on March 8, 2007 and (iv) any remaining portion of the outstanding Series B Preferred Stock on the fifth anniversary of the date on which the last shares of Series B Preferred Stock were issued (other than as interest on Convertible Notes or dividends on Series B Preferred Stock).

     Pursuant to the Note Purchase Agreement, Time Warner purchased an aggregate principal amount of $160,000,000 of Convertible Notes, which were issued in a series of tranches. Following the final purchase of Convertible Notes on December 30, 2002, Time Warner has no further obligation to purchase notes under the Note Purchase Agreement.

     Since June 30, 2002, AOL-LA has paid interest on the Convertible Notes issued pursuant to the Note Purchase Agreement quarterly in arrears on March 31, June 30, September 30 and December 31 of each calendar year (each an "Interest Payment Date") to the holder of record on the date which is 15 days before the applicable Interest Payment Date. Any interest payable on the Convertible Notes is paid on each Interest Payment Date, at AOL-LA's option in cash or through the issuance of Applicable Shares having an aggregate Fair Market Value (as defined in the Convertible Notes) on such Interest Payment Date equal to the amount of interest payable on the Convertible Notes on such Interest Payment Date.

     Subject to and upon compliance with certain terms set forth therein, the Convertible Notes are convertible at any time and from time to time, in whole or in part, at Time Warner's (or any other permitted holders') option, into duly authorized, validly issued, fully paid and nonassessable Applicable Shares. The term "Applicable Shares" means (i) prior to the occurrence of a Class B Triggering Event (as defined in the Charter), if Time Warner or any TW Affiliated Holder is the holder of the Convertible Notes, Series B Preferred Stock and (ii) after the occurrence of a Class B Triggering Event, or if any person other than Time Warner or a TW Affiliated Holder is the holder of the Convertible Notes, Class A Common Stock. "TW Affiliated Holder" means each entity directly or indirectly wholly-owned by Time Warner and, as of any date, each then current employee of Time Warner or of any entity directly or indirectly wholly-owned by Time Warner.

     Each Convertible Note is convertible into Applicable Shares based upon a conversion price of $3.624 per Applicable Share, subject to adjustment upon the occurrence of certain events specified in the Convertible Notes. Convertible Notes are convertible at the then effective conversion rate, determined by dividing (i) the portion of the face amount of the Convertible Note outstanding on such date proposed to be converted into Applicable Shares, plus any accrued and unpaid interest on the face amount of the Convertible Note proposed to be converted into Applicable Shares, by (ii) the then effective conversion price.

     At any time, AOL-LA may, at its option, but subject to Time Warner's right to convert the Convertible

CUSIP No. 02365B100                                                Page 20 of 28

Notes into Applicable Shares, redeem all or a portion of the Convertible Notes at a price equal to the face amount thereof, plus accrued but unpaid interest on such redeemed portion of the Convertible Notes (the "Redemption Price"). If AOL-LA or any of its subsidiaries receives net proceeds from certain financings or asset sales specified in the Convertible Notes in excess of certain thresholds, AOL-LA must use such net cash proceeds received from such financing or asset sale to redeem the Convertible Notes at the Redemption Price.

     AOL-LA must comply with various affirmative and negative covenants contained in the Convertible Notes, including, among others, limitations on the ability of AOL-LA and its subsidiaries to (i) incur debt, (ii) create, incur, assume or permit to exist liens on their property, (iii) make investments, (iv) consolidate or merge with other individuals or entities, (v) sell or otherwise dispose of its assets, (vi) enter into affiliate transactions, (vii) make dividends or other distributions with respect to any shares of their capital stock, or payments on account of the purchase, redemption, retirement, acquisition, cancellation or termination of such shares of capital stock, and
(viii) make dispositions of their property, rights or other assets.

     The Note Purchase Agreement also provides that if Time Warner assigns the Note Purchase Agreement or transfers any Convertible Notes to any person that is not an affiliate of Time Warner, AOL-LA shall execute and deliver to such assignee/transferee a registration rights agreement, pursuant to which AOL-LA will grant such assignee/transferee rights to cause AOL-LA to register shares of Class A Common Stock issued to such assignee/transferee upon conversion, whether directly or indirectly, of Convertible Notes held by such assignee/transferee.

     References to, and descriptions of, the Note Purchase Agreement, the Convertible Notes, the Charter, the By-laws, the Second Amended and Restated AOL-ODC Registration Rights Agreement, the Second Amended and Restated
Stockholders Agreement and the Banco Itau Registration Rights Agreement are qualified in their entirety by reference to the copies of such documents filed as exhibits to this Statement, which are incorporated in this Item 6 in their entirety where such references and descriptions appear.

     To the best of the Reporting Persons' knowledge, except as described in this Statement, there are at present no other contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any person, with respect to any securities of AOL-LA.

Item 7. Material to be Filed as Exhibits


Exhibit        Description
Number

 1. America Online Latin America, Inc.'s Fourth Restated Certificate of Incorporation (filed as Exhibit 3.1 to America Online Latin America, Inc.'s Quarterly Report on Form 10-Q filed on August 14, 2002 and incorporated by reference herein).

 2. Certificate of Amendment of Fourth Restated Certificate of Incorporation of America Online Latin America, Inc., filed with the Secretary of State of Delaware on December 23, 2002 (filed as
               Exhibit 19 to the Reporting Persons' Amendment No. 8 to Schedule 13D filed on January 24, 2003 and

CUSIP No. 02365B100                                                Page 21 of 28

               incorporated  by  reference herein).

3. Certificate of Amendment of Fourth Restated Certificate of Incorporation of America Online Latin America, Inc., filed with the Secretary of State of Delaware on September 23, 2003 (filed as Exhibit 3.1 to America Online Latin America, Inc.'s Quarterly Report on Form 10-Q filed on November 14, 2003 and incorporated by reference herein).

4. Certificate of Amendment of Fourth Restated Certificate of Incorporation of America Online Latin America, Inc., filed with the Secretary of State of Delaware on January 28, 2004 (filed as
               Exhibit 3.1(c) to America Online Latin America, Inc.'s Annual Report on Form 10-K filed on March 30, 2004 and incorporated by reference herein).

5. America Online Latin America, Inc.'s Amended and Restated By-laws (filed as Exhibit 3.2 to America Online Latin America, Inc.'s Quarterly Report on Form 10-Q filed on August 14, 2002 and incorporated by reference herein).

6. Note Purchase Agreement, dated as of March 8, 2002, by and between America Online Latin America, Inc. and Time Warner Inc. (filed as Exhibit 99.2 to America Online Latin America, Inc.'s Current Report on Form 8-K filed on March 11, 2002 and incorporated by reference herein).

7. Amendment No. 1 to the Note Purchase Agreement, dated as of May 20, 2002, between Time Warner Inc. and America Online Latin America, Inc. (filed as Exhibit 14 to the Reporting Persons' Amendment No. 6 to Schedule 13D filed on August 29, 2002 and incorporated by reference herein).

8. Form of Initial Note (filed as Exhibit 10.35 to America Online Latin America, Inc.'s Annual Report on Form 10-K filed on April 1, 2002 and incorporated by reference herein).

9. Second Amended and Restated Stockholders' Agreement, dated as of March 8, 2002, by and among America Online, Inc., Aspen Investments LLC, Atlantic Investments, LLC and America Online Latin America, Inc. and, for limited purposes, Time Warner Inc. (filed as Exhibit 10.2 to America Online Latin America, Inc.'s Annual Report on Form 10-K filed on April 1, 2002 and incorporated by reference herein. Portions of such Exhibit have been omitted and have been filed separately by AOL-LA with the Securities and Exchange Commission pursuant to a request for confidential treatment).

10. Second Amended and Restated Registration Rights Agreement, dated as of March 8, 2002, by and among America Online Latin America, Inc., AOL Time Warner Inc., America Online, Inc., Aspen Investments LLC, and Atlantis Investments LLC. (filed as Exhibit
               10.4 to America Online Latin America, Inc.'s Annual Report on Form 10-K filed on April 1, 2002 and incorporated by reference herein).

CUSIP No. 02365B100                                                Page 22 of 28

11. Amended and Restated Registration Rights and Stockholders' Agreement, dated as of March 30, 2001, by and among America Online Latin America, Inc., Banco Itau S.A., Banco Banerj, S.A., Banco Itau S.A.-Cayman Branch, Itau Bank Limited, and for purposes of certain sections thereof, America Online, Inc., Atlantis Investments LLC, and Aspen Investments LLC. (filed as
               Exhibit 2 to the Reporting  Persons'  Amendment No. 3 to Schedule
               13D filed on April 13, 2001 and incorporated by reference herein).

12. Stock Purchase Agreement, dated as of March 30, 2001, by and among America Online Latin America, Inc., America Online, Inc., Aspen Investments LLC, Atlantis Investments LLC, and Banco Itau, S.A.-Cayman Branch. (filed as Exhibit 8 to the Reporting Persons' Amendment No. 3 to Schedule 13D filed on April 13, 2001 and incorporated by reference herein).

13. Joint Filing Agreement, dated January 22, 2001, between Time Warner Inc. and America Online, Inc. (filed as Exhibit 7 to the Reporting Persons' Amendment No. 1 to Schedule 13D filed on January 22, 2001 and incorporated by reference herein).

CUSIP No. 02365B100                                                Page 23 of 28

SIGNATURES
----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 16, 2004





                                             TIME WARNER INC.



                                             By: /s/ James W. Barge
                                                --------------------------------
                                             Name:  James W. Barge
                                             Title: Senior Vice President and
                                                    Controller



                                             AMERICA ONLINE, INC.



                                             By: /s/ Stephen M. Swad
                                                --------------------------------
                                             Name:  Stephen M. Swad
                                             Title: Executive Vice President and
                                                    Chief Financial Officer

CUSIP No. 02365B100                                                Page 24 of 28




                                   SCHEDULE I

               ADDRESSES OF THE CISNEROS GROUP AND THE BANCO ITAU
                                REPORTING PERSONS
                                ------------------





Atlantis Investments LLC
c/o Finser Corporation
550 Biltmore Way, Suite 900
Coral Gables, FL 33134

Aspen Investments LLC
c/o Finser Corporation
550 Biltmore Way, Suite 900
Coral Gables, FL 33134

Banco Itau S.A.
Praca Alfredo Egydio de Souza Aranha, 100
Torre Itausa, Parque Jabaquara
04344-902 Sao Paulo (SP), Brazil

Banco Banerj, S.A.
Rua da Alfandega, 28 - 9 andar
20070-000 Rio de Janeiro (RJ), Brazil

Itau Bank Ltd.
P.O. Box 2587 - GT
Ansbacher House - 3rd Floor
20 Genesis Close, Georgetown
Grand Cayman, Cayman Islands, B.W.I.

Banco Itau S.A.- Grand Cayman Branch
P.O. Box 2582 - GT
Ansbacher House -3rd Floor
20 Genesis Close, Georgetown
Grand Cayman, Cayman Islands, B.W.I.

CUSIP No. 02365B100                                                Page 25 of 28





                                   SCHEDULE II
                 DIRECTORS AND EXECUTIVE OFFICERS OF TIME WARNER
                 -----------------------------------------------

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Time Warner. Unless otherwise noted, each such person is a U.S. citizen, and the business address of each such person is One Time Warner Center, New York, New York 10019.





Board of Directors
-----------------

Name and Title             Present Principal Occupation
--------------             ----------------------------

Richard D. Parsons         Chairman of the Board and Chief Executive Officer;
                           Time Warner Inc.
Kenneth J. Novack          Senior Counsel;
                           Mintz, Levin, Cohn, Ferris, Glovsky and Popeo PC
                           (law firm)
James L. Barksdale         President and Chief Executive Officer;
                           Barksdale Management Corporation
                           800 Woodland Parkway, Suite 118
                           Ridgland, MS 39157
Stephen F. Bollenbach      Co-Chairman and Chief Executive Officer;
                           Hilton Hotels Corporation
                           9336 Civic Center Drive
                           Beverly Hills, CA 90210
Stephen M. Case            Co-Founder; America Online, Inc.
Frank J. Caufield          Co-Founder;
                           Kleiner Perkins Caufield & Byers
                           Four Embarcadero Center
                           San Francisco, CA 94111
                           (a venture capital partnership)
Robert C. Clark            Distinguished Service Professor and Austin Wakeman
                           Scott Professor of Law;
                           Harvard Law School
                           1575 Massachusetts Avenue
                           Cambridge, MA 02138
Miles R. Gilburne          Managing Member; ZG Ventures L.L.C.
                           1250 Connecticut Avenue
                           Washington, D.C. 20036
Carla A. Hills             Chairman and Chief Executive Officer;
                           Hills & Company
                           1200 19th Street, NW
                           Washington, D.C. 20036
                           (international trade and investment consultants)

CUSIP No. 02365B100                                                Page 26 of 28

Reuben Mark                Chairman and Chief Executive Officer;
                           Colgate-Palmolive Company
                           300 Park Avenue
                           New York, NY 10022
                           (consumer products)
Michael A. Miles           Former Chairman of the Board and Chief
                           Executive Officer;
                           Phillip Morris Companies Inc.;
                           Director of Various Companies
R.E. Turner                Founder; Turner Broadcasting System, Inc.
Francis T. Vincent, Jr.    Chairman; Vincent Enterprises
                           and Director of Various Companies;
                           290 Harbor Drive
                           Stamford, CT 06902
                           (a private investment firm)

Executive Officers Who Are Not Directors
----------------------------------------

Name                       Title and Present Principal Occupation
----                       --------------------------------------

Jeffrey A. Bewkes          Chairman, Entertainment & Networks Group;
                              Time Warner Inc.
Don Logan                  Chairman, Media & Communications Group;
                              Time Warner Inc.
Edward I. Adler            Executive Vice President, Corporate Communications;
                              Time Warner Inc.
Paul T. Cappuccio          Executive Vice President and General Counsel;
                              Time Warner Inc.
Patricia Fili-Krushel      Executive Vice President, Administration;
                              Time Warner Inc.
Robert M. Kimmitt          Executive Vice President, Global & Strategic Policy;
                              Time Warner Inc.
Olaf Olafsson              Executive Vice President; Time Warner Inc.*
Wayne H. Pace              Executive Vice President and Chief Financial Officer;
                              Time Warner Inc.

* Citizen of Iceland.

CUSIP No. 02365B100                                                Page 27 of 28


                                  SCHEDULE III
            DIRECTORS AND EXECUTIVE OFFICERS OF AMERICA ONLINE, INC.
            --------------------------------------------------------

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of America Online, Inc. Unless otherwise noted, each such person is a U.S. citizen, and the business address of each such person is 22000 AOL Way, Dulles, Virginia 20166.



Board of Directors
------------------

Name and Title             Present Principal Occupation
--------------             ----------------------------
Don Logan                  Chairman, Media & Communications Group;
                           Time Warner Inc.
                           One Time Warner Center
                           New York, New York 10019
Jonathan F. Miller         Chairman and Chief Executive Officer;
                           America Online, Inc.
Wayne H. Pace              Executive Vice President and Chief Financial Officer;
                           Time Warner Inc.
                           One Time Warner Center
                           New York, New York 10019

Executive Officers Who Are Not Directors
----------------------------------------
Joseph A. Ripp             Vice Chairman; America Online, Inc.
Theodore J. Leonsis        Vice Chairman; America Online, Inc.
Lisa A. Hook               President, AOL Broadband & Premium Services;
                              America Online, Inc.
J. Michael Kelly           Chairman and Chief Executive Officer, AOL
                              International & Web Services; America Online, Inc.
Joseph M. Redling          Chief Marketing Officer; America Online, Inc.
Randall J. Boe             Executive Vice President, General Counsel and
                              Secretary; America Online, Inc.
John Buckley               Executive Vice President,Corporate Communications;
                              America Online, Inc.
Stephen M. Swad            Executive Vice President and Chief Financial Officer;
                              America Online, Inc.
John A. McKinley           Chief Technology Officer; America Online, Inc.
James P. Bankoff           Executive Vice President, Programming, Properties and
                              Productions; America Online, Inc.
Joel M. Davidson           Executive Vice President, Web Access;
                              America Online, Inc.
David A. Gang              Executive Vice President, AOL Products;
                              America Online, Inc.
Mark. J. Greatrex          Executive Vice President, Marketing and
                              Brand Development; America Online, Inc.
Matthew R. Korn            Executive Vice President, Network and Data Center
                              Operations; America Online, Inc.
David A. Lebow             Executive Vice President, Core Online Service;
                              America Online, Inc.
Neil Smit                  Executive Vice President, Member Services;
                              America Online, Inc.

CUSIP No. 02365B100                                                Page 28 of 28

Thomas R. Colan            Senior Vice President, Controller and Treasurer;
                              America Online, Inc.